SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431-1

SEC (CUSIP) Registration 20441B308 – Common

SEC (CUSIP) Registration 20441B407 – Preferred “B”

LATIBEX Registration 29922 – Preferred “B”

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that the extraordinary shareholders' meeting, held on this date, approved, among other matters, the split of the Company's shares, pursuant to article 12 of Law 6,404 of 1976, without modifying the capital stock, in the ratio of one (1) share to ten (10) shares, so that for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited (“Split”).

The Split will take place without modifying the Company's capital stock, which will remain in the amount of ten billion and eight hundred million reais (R$10,800,000,000.00), but will be represented by two billion, seven hundred and thirty-six million, five hundred and fifty-three thousand, seven hundred and fifty (2,736,553,750) shares, without par value, being one billion, four hundred and fifty million, three hundred and ten thousand, eight hundred (1,450,310,800) common sharesand one billion, two hundred eighty-six million, two hundred forty-two thousand, nine hundred fifty (1,286,242,950) preferred shares and, of these, three million, two hundred sixty-seven thousand, five hundred twenty (3,267,520) are class “A” and preferred shares and one billion, two hundred eighty-two million, nine hundred seventy-five thousand, four hundred thirty (1,282,975,430) are class “B” preferred shares.

The shares resulting from the Split will grant their holders the same rights as the existing shares, including in relation to the distribution of dividends and/or interest on equity and any capital compensation that may be distributed by the Company as of this date (inclusive).

The shares will trade ex-split as of March 12, 2021 (inclusive), and the shares resulting from the split will be credited to shareholders on March 16, 2021.

Considering that the Split will be held in such a way that each share issued by the Company will be split into 10 (ten) shares of the same type and class, there will be no surplus resulting from fractions of shares.

The Company's management will adopt the necessary measures to operate the split on depositary receipt programs abroad.

Curitiba, March 11, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.